Exhibit 99.5

Name

Address

City

Country

PROXY

ACERGY S.A.

Proxy solicited on behalf of the Board of Directors of the Company for the

Extraordinary General Meeting, December 20, 2010

The undersigned hereby authorise DnB NOR Bank ASA to constitute and appoint Sir Peter Mason KBE, Jean Cahuzac, Simon Crowe, Johan Rasmussen, Alistair Peel, Jean Hoss, Philippe Hoss, Chantal Mathu, or the Chairman of the Extraordinary General Meeting (if not one of the aforementioned) and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent and vote on behalf of the undersigned at the Extraordinary General Meeting of Shareholders of Acergy S.A. (the “Company”), to be held at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg on Monday December 20, 2010 at 12:00 p.m. (local time) (the “Meeting”), and at any adjournments thereof, on all matters coming before the Meeting and any adjourned meeting.

The Company’s Board of Directors unanimously recommends that you vote in favour of the resolution to be considered at the Meeting.

No quorum is required for the resolution, and the resolution may be approved by a simple majority.

In the event that you have sold your Acergy S.A. shares prior to receipt of this Notice, you are kindly requested to forward this Proxy Card, and the accompanying documents, to the purchaser of your Acergy S.A. shares.

No provision of Luxembourg law compulsorily requires the deposit and blockage of shares by shareholders in order to attend and vote at a shareholders meeting or designate a proxy to do so. The Company’s Articles provide for a record date system.

1.	FOR	AGAINST	ABSTAIN

To appoint Mr. Bob Long as an Independent Non-executive Director of the Company, to serve for an initial term commencing on and subject to Completion of the Combination and expiring at the Annual General Meeting to be held not less than 12 months after Completion.

Signature(s):	Date:

Note: Please sign exactly as name appears above. In the case of joint owners, the first titleholder should sign. When signing as attorney, executor, administrator or guardian, please give full title as such.